                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         Information to be Included in the Statements Filed Pursuant to
                   Rule 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          COVISTA COMMUNICATIONS, INC.
                   (F/K/A TOTAL-TEL USA COMMUNICATIONS, INC.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                   89151T 10-6
                                 (CUSIP Number)

                                WARREN H. FELDMAN
                                45A SAMWORTH ROAD
                                CLIFTON, NJ 07012
                                 (201) 573-1396
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MARCH 6, 2001
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

           * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
-------------------------------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                 ONLY)

       1             Warren H. Feldman
-------------------------------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [ ]
                                                                                        (b)  [ ]

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       3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------
                 SOURCE OF FUNDS

       4             PF
-------------------------------------------------------------------------------------------------------
                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
       5
-------------------------------------------------------------------------------------------------------
                 CITIZENSHIP OR PLACE OF ORGANIZATION

       6             United States of America
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                    7      SOLE VOTING POWER

   NUMBER OF
                                1,119,578
    SHARES          -----------------------------------------------------------------------------------
                    8      SHARED VOTING POWER
 BENEFICIALLY
                                0
   OWNED BY
                    -----------------------------------------------------------------------------------
     EACH                  SOLE DISPOSITIVE POWER

   REPORTING        9           1,119,578
                    -----------------------------------------------------------------------------------
  PERSON WITH              SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------------------------------
                    10          0

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      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     1,119,578
-------------------------------------------------------------------------------------------------------
      12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     [ ]

-------------------------------------------------------------------------------------------------------
                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13             14.1% *
-------------------------------------------------------------------------------------------------------
                 TYPE OF REPORTING PERSON

      14             IN
-------------------------------------------------------------------------------------------------------


    * Based on 7,960,751 shares of Common Stock outstanding as of December 14, 2000, as reported on the Issuer's Form 10-Q filed with the Securities Exchange Commission on December 15, 2000.


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

        This Schedule 13D relates to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

ITEM 2.  IDENTITY AND BACKGROUND

        (a)    Warren H. Feldman (the "Reporting Person")

        (b)    45A Samworth Road
               Clifton, NJ  07012

        (c) The Reporting Person's principal occupation is as an investor. The Reporting Person's activities are conducted on his own behalf and not on behalf of any corporation or other employer.

        (d)    Not applicable.

        (e)    Not applicable.

        (f)    United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Person purchased 1,000,000 shares of Common Stock from Revision, LLC for an aggregate purchase price of $4,000,000 on March 6, 2001. This purchase was made from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

        The shares of Common Stock held by the Reporting Person are held solely for investment purposes. The Reporting Person has no plans or proposals which relate to, or would have any of the results set forth in, sections (a) through
(j) of this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) The Reporting Person is the beneficial owner of 1,119,578 shares of Common Stock, which represents approximately 14.1% of the shares of Common Stock outstanding as of December 14, 2000 (based on 7,960,751 shares of Common Stock outstanding as of December 14, 2000, as reported on the Issuer's Form 10-Q filed with the Securities Exchange Commission on December 15, 2000).

        (b) The number of shares of Common Stock as to which the Reporting Person has:

               (i)    sole power to vote or to direct the vote:                 1,119,578

               (ii)   shares power to vote or to direct the vote:               0

               (iii)  sole power to dispose or to direct the disposition:       1,119,578

               (iv)   shared power to dispose or to direct the disposition:     0

        (c) The Reporting Person purchased 1,000,000 shares of Common Stock from Revision, LLC for an aggregate purchase price of $4,000,000 on March 6, 2001.

        (d)    Not applicable.

        (e)    Not applicable.
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Dated:  March 9, 2001


                                                /s/ Warren H. Feldman
                                                -------------------------------
                                                Warren H. Feldman